CLIFTON STAR RESOURCES INC.

c/o 430 – 580 Hornby Street

Vancouver, B.C. v6C 3B6

905-726-8585

July 22, 2008

NEWS RELEASE

CLIFTON STAR CLOSES FINANCING WITH MINERALFIELDS GROUP

Clifton Star Resources Inc. (“Clifton” or the “Company”) is pleased to announce that, on July 16, 2008, we closed two non-brokered private placements in respect to which the Company has issued 1,082,248 units (Units) (each unit consisting of one flow through share and one non-flow through warrant) at a price of $2.31 per Unit to fourteen placees and 100,000 Units at a price of $2.45 to one placee.  1,082,248 warrants will be exercisable for a period of twenty-four months from the closing of the private placement at a price of $2.70 per share.  A finder’s fee in the amount of 118,224 non-flow through options on the same terms as the units has been issued. A further finders fee of 59,112 shares was issued.

All of these shares and units have a hold period which expires on November 16, 2008.

“We are very pleased with our continuin g relationship with MineralFields Group” said Harry Miller, President.  We look forward to working with MineralFields Group as we develop our holdings in Quebec.”

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world.  Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about MineralFields Group is available at www.mineralfields.com.  First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of MineralFields Group.

CLIFTON STAR RESOURCES INC.

“Nick Segounis”

Nick Segounis, Director

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release

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